Exhibit 99.5

Earnings Call

 “Infosys Earnings Call”

Q1 FY2020 July 12, 2019

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Nilanjan Roy

Chief Financial Officer

Ravi Kumar S

President, Deputy Chief Operating Officer

Sandeep Mahindroo

Financial Controller and Head-Investor Relations

Mohit Joshi

President, Head, Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences Head, Infosys Brazil and Infosys Mexico

ANALYSTS

Edward Caso

Wells Fargo

Moshe Katri

Wedbush Securities

Ankur Rudra

CLSA

Sandeep Shah

CGS-CIMB

Jared Levine

Cowen

Ravi Menon

Elara Securities

Parag Gupta

Morgan Stanley

Diviya Nagarajan

UBS

Joseph Foresi

Cantor Fitzgerald

Ashish Chopra

Motilal Oswal Securities

Sandip Agarwal

Edelweiss

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions, after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” then “0” on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Hello, everyone and welcome to Infosys’ earnings call to discuss Q1 FY2020 Earnings Release. I am Sandeep from the Investor Relations team in Bengaluru. Joining us today on this call is CEO and MD, Mr. Salil Parekh, COO, Mr. Pravin Rao, CFO, Mr. Nilanjan Roy along with other members of the senior management team.

We will start the call with some remarks on the performance of the company by Salil followed by comments from Pravin and Nilanjan, subsequent to which we will open up the call for questions.

Please note that anything, which we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Salil.

Salil Parekh

Thank you, Sandeep. Good afternoon and good morning to everyone on the call. Thank you for joining us today.

Infosys has delivered a strong quarter and I am pleased with our overall performance as we continue to demonstrate our increasing relevance to clients.

Our constant currency growth YoY for Q1 was 12.4%, which is the third consecutive quarter of double-digit growth. Our digital revenue growth was 41.9% and digital revenue now accounts for 35.7% of our overall business. The large deals TCV was the highest ever at $2.7bn. Our operating margin for Q1 was at 20.5%. We saw broad based growth across our industry segments, service lines and geographies. In constant currency YoY, our Telco [Communications] segment grew 22.6% and North America geography 13.5%. We continue to benefit from building deeper capabilities across our digital portfolio especially in the areas of experience, data, analytics, cloud, SaaS, IoT, cyber security, AI and machine learning.

Our overall deal pipeline witnessed growth in Q1 and we can see that we are winning market share in this competitive environment. While there are many aspects of our strategy that came together to make these impressive first quarter results possible, I want to focus on how we are scaling our digital business with a few examples.

For a telecom major we are helping to build a new digital customer experience for their clients, which bring together channels such as Alexa, mobile apps, chatbots, online and contact centers in an omnichannel mode and provide improved customer engagement. We worked with a large automotive client to help them navigate the digital transformation journey delivering for them future ready, scalable, digital hybrid cloud platform that is supportive of digital workspace. We have been engaged to deliver cutting edge digital capabilities for a leading US insurance company. We are partnering with them to build a digital policy administration services leveraging the Infosys McCamish platform. We are enabling a large utility to build advanced planning in engineering systems to forecast dynamic nature of future electricity demand to help them plan and build their grids and leverage green energy policies and rising usage of distributed energy resources.

I am particularly pleased that we have opened another digital experience design and innovation studio, which was last month in Shoreditch in London, where we were able to co-create digital experiences with our clients. I am delighted to share that our employee reskilling program Lex, our learning platform now covers a near 100% of our employees globally with employees already leveraging the Lex app each week to develop their skills. We also want to touch upon some external recognition we have received. Infosys has been recognized as a leader in the SAP, S/4HANA Services by NelsonHall, for Global API Strategy by The Forrester Wave and in the Public Cloud Infrastructure Managed Services area in the Gartner Magic Quadrant.

Now that we see our clients’ confidence in us increasing with increased market share gains, we are focusing as well on operational efficiency and cost discipline. We have now completed all our investments that we outlined last year when we started our strategic direction program. All future investments will come from within our P&L and they are not specific as one-off investments that we had outlined last year. Over the coming quarters, I am looking forward to see the benefits of these operational improvements reflect in our business.

Given the evolution of our business outlook, we are now changing our revenue guidance. We move from 7.5%-9% in constant currency to 8.5%-10% in constant currency. We retain our margin guidance at 21%-23% for the full year. Later on, in the call, Nilanjan will share with you our new capital return policy. With that let me hand it over to Pravin.

Pravin Rao

Thank you Salil. Hello everyone. In Q1, we saw acceleration in YoY constant currency growth to 12.4%; this was supported by our highest ever large deal TCV.

Five of our business segments, Financial Services, Communication, Energy Utilities Resources & Services, Manufacturing and Hi-Tech clocked double-digit YoY growth in constant currency. North America, Europe and Rest of the World also grew double-digit YoY in constant currency.

Utilization excluding trainees during the quarter improved to 83.1%. Client metrics remained strong, number of 100 mn clients increased by 2 to 27. We completed the first leg of compensation increases in Q1. Rest of the employees barring leadership will receive their comp increases effective from July 1, 2019. While overall attrition increased, this was largely due to seasonality since employees leave us to pursue higher studies in Q1. We continue to focus on strengthening the employee engagement, accelerated carrier path for top performers, greater learning opportunities and performance-based differentiation.

Large deal win momentum continued in Q1. We won 13 large deals with a TCV of $2.7bn including the recently closed Stater deal with ABN AMRO. Three deals each in Financial Services and Retail verticals, two deal each in Communication and Energy Utilities Resources & Services and Manufacturing verticals, while one deal was in Life Sciences. Geography wise, eight were from Americas, four were from Europe and one from Rest of the World. The share of new deals in overall large deal TCV was about 55%.

We have reached our localization target in the USA and have recruited more than 10000 local employees.

Let me come to the business segments. Financial Services vertical continued its growth acceleration aided by recent Stater acquisition. We are seeing some challenges due to ongoing merger and acquisition situation in some US banks and also in capital market business in Europe and US. However, there are also growth opportunities in consumer, corporate and commercial banking, cards and payments and wealth management driven by digital transformation and technology modernization. We remain reasonably optimistic about growth prospects in FS due to increase in win rates and increase in our large deal pipeline. Stater deal will help in strengthening our mortgaging servicing capabilities through digital platforms and enhance our presence in Europe.

Growth in Retail is driven by large deal wins, opening new logos, and differentiation on digital deals. There is acceleration in spending towards digital, IT simplification and modernization to improve customer experience. CPG industry is seeing more consolidation and clients are asking for integrated BPO and technology services.

Growth in Communication segment remained strong due to ramp up of deals won in earlier quarters. We continue to win large deals within the segment. With the 5G race picking up, the wireless Telcos are under pressure to invest and maintain leadership. In 5G, underlying technologies such as cognitive radio, small cells and smart antennas are becoming prominent. We are already working with our customers in advanced IoT used cases.

Energy Utilities Resources & Services maintained the strong growth momentum and we expect broad based growth to continue in this fiscal on the back of continued momentum in top accounts and new account openings. Utilities are spending towards customer experience and digital transformation, Resources are spending towards BPO, IT and ERP upgrades.

Manufacturing vertical is seeing some impact from global trade wars especially in Europe with cost cutting initiatives being in place in multiple clients. Customers are looking towards digitalization of end-to-end processes with a strong focus on weaving, mobile, IoT and backend system seamlessly to provide a superior customer experience.

In Healthcare, while we have won one some important deals; M&A in the sector and spending cutbacks will impact growth. Life Sciences segment also is impacted due to cost cutting initiatives by clients due to revenue pressures.

Our digital narrative in the market continues to amplify based on the foundation of five pillars -Experience, Insight, Innovate, Accelerate and Assure - and the five accelerators - Proximity+, Agile+, Automation+, Learning+ and Design+. We are seeing good success in our digital business in terms of revenue momentum and order book. There is continued demand in data & analytics, cloud, SaaS, user experience, security and IoT. In the last quarter Infosys was rated as leader in six of the digital services related capabilities including in Modernization, IoT, Experience and Security.

With that I will hand over to Nilanjan.

Nilanjan Roy

Thanks. Hello everyone and welcome to our Q1 FY20 earnings call.

Our revenues in Q1 were $3.13bn - growing by 12.4% YoY in constant currency terms. This was our third consecutive quarter of double-digit constant currency growth. The sequential revenue growth in constant currency was 2.8% including 60bps from Stater acquisition. Operating margin in Q1 was 20.5% compared to 21.5% in Q4.

During the quarter, the rupee appreciated by 1.1% against the USD, while USD strengthened against other major global currencies, which impacted operating margins by 40 basis points. In addition, margins were impacted by 60 basis points due to compensation increase, 80 basis points due to expenses on new visas largely for H-1B and 20 basis points due to Stater acquisition. These increases were partially neutralized by increases in utilization, which helped margins by 70 basis points, increase in realization and other cost efficiencies by 20 basis points and a minor impact of IFRS 16 adoption of 10 basis points. This led to a 1% drop in operating margins compared to Q4.

Operating cash flows in Q1 was $630 mn and free cash flow was $485 mn after capex of 145 mn. The increase in capex is in line with our previously announced plans of creating new capacities in SEZs and overseas locations.

DSO for the quarter increased by two days to 68 days largely due to the HIPUS and Stater deals. We had similar benefits in creditors in line with the HIPUS business model.

Rupee appreciation continued in Q1. However, effective hedging program ensured that we had 16th consecutive quarter of gains in non-operating income. Our hedge book was $2.5bn at the end of the quarter. Yield on other income improved to 8.1% from 7.91% in Q4.

Effective tax rate for the quarter was 26.4% versus 26.8% for FY2019. EPS increased by 3.2% YoY.

We have made further progress on executing our capital allocation program announced in April 2018. Out of the maximum buyback size of Rs.8260 Crores we have completed over 70% of the buyback at Rs.5934 Crores so far. We plan to finish the balance in Q2 notwithstanding the recent imposition of taxes on buybacks. During Q1 we also completed payout of final dividend of Rs.10.50 per share for FY2019.

Cash and cash equivalents declined to $3570 mn due to pay out of final dividends and buyback in Q1 of $1337 mn. ROE has increased to 25.8% in Q1 compared to 22.7% in Q4- an increase of over 3%.

As we look to be a more diverse company, we have now started including metrics of our gender ratio, which now stands at 37%.

Consistent with our previously articulated objective for enhancing returns for our investors, I am happy to announce that the company has revised its capital allocation policy. As part of the same, effective FY2020, the company expects to return approximately 85% of the free cash flows cumulatively over a five-year period through a combination of semi-annual dividends and/or shared buybacks and/or special dividend subject to applicable laws and requisite approvals, if any. We believe this progressive policy will further improve shareholder returns and provide more predictable cash flows for our shareholders.

We have revised our FY2020 revenue growth guidance to 8.5%-10% in constant currency terms. We are maintaining the operating margin band at 21%-23% despite the rupee appreciation. We expect operating margins for the remaining year to improve versus Q1 subject to a stable currency environment. This margin improvement will be driven by continuous deployment of our operational efficiencies like utilization, rationalizing pyramid, onsite offshore mix, automation and other overhead efficiency measures.

With that we can open up the floor for questions.

Moderator

Thank you very much Sir. Ladies and gentlemen, we will now begin the question and answer session. The first question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

Thank you for taking my call and congrats on the quarter. Could you provide some color on why you are having such success with the large deal wins and how much of it is price and how much of it is positioning; and may be split the two, split the wins between legacy and digital?

Salil Parekh

To answer the question, Ed, I think part of what we see in terms of large deals is some of the investments we have made in our digital capabilities. They come together as part of a collective where clients are looking to modernize their tech landscape and us being large incumbent players with longstanding relationships, puts us in a place of advantage with these new capabilities combined with some of the areas, there are longstanding projects and contracts for us. In addition to that the way we have looked at segmenting which sectors we go after, and in part segmenting which potential competitors that we should look at differentiating versus. Those are techniques that have helped us and overall, we see an increased engagement and intensity with our clients that is helping us. However, as you know well, large deals are by design lumpy. We have been fortunate in Q3, Q4 and Q1 to have very strong large deals numbers. These numbers for the year we are very confident about, but each quarter as you know could be up and down.

Edward Caso

My other question is, you still have close to $4 bn in cash on your balance sheet, I assume that is more than you need. You raised the deployment of ongoing free cash flow. What are the thoughts of potentially deploying some of the unnecessary cash on your balance sheet? Thank you.

Salil Parekh

So, the for the ongoing cash flows - as you rightly point out, we have made the change. What we have in the balance sheet, as you know, we have some part of our buyback that is still to be completed. So, that will be used in this current buyback. We have plans over time to make sure that our balance sheet is efficient. As we look around, we will look to see if that means doing more within the laws and regulations - buybacks or looking at other uses if we find small appropriate acquisitions that we can look at.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Congrats on a very strong TCV numbers. Just going back to some of the metrics that are related to the quarter. We are getting a lot of questions about organic growth specifically the ABN AMRO contribution and then how much did that actually add to the guidance raised for the fiscal year. Then a final point here, you have sustained your margin targets but then what is embedded there in terms of FX moves in terms of the Indian Rupee versus some of the currencies and obviously given the fact that we have seen a reversal there in the past few weeks?

Nilanjan Roy

So, the ABN Stater acquisition, this was already built into our guidance at the beginning of the year when we announced that it takes into account all future acquisitions. So our guidance increase has only got to do with more organic confidence in what we are seeing the market. As I said, the impact of the acquisition was 60 basis points on a sequential basis embedded in in the 2.8% QoQ CC growth.

We had given a guidance at the start of the year of 21%-23% on the margins and that was when the dollar was closer to 69.50 versus the rupee. We have absorbed 40 basis points this quarter but now at 68.50 we still remain confident that we will be able to hit 21%-23%. Of course, this is predicated on the dollar remaining where it is now. Like I said we have multiple levers on operational efficiencies. We have already seen that kicking in this quarter. Our utilization’s up nearly 70 basis points, which had fallen before and of course we have the automation benefits - how we can make our fixed priced projects more productive - we have the whole onsite pyramid. So, there are number of levers that we continuously deploy and that is giving us the confidence that we will be able to hit the year’s margin target of 21%-23%.

Moderator

The next question is from the line of Ankur Rudra from CLSA. Please go ahead.

Ankur Rudra

Thank you. Congratulations and appreciate the increase in payout ratios. To start with maybe you could comment a bit on what drove the increase in guidance, was this better than the expected deal wins in the quarter or any change in perception of weaknesses in verticals going into the year specifically in Financial Services or Manufacturing? Also is there any reason to narrow the guidance band on revenues so early in the year?

Salil Parekh

On the guidance itself, the main reason was with this trend of growth in Q1 which was 12.4% CC YoY on the back of two other quarters Q4 and Q3 of last year being double-digit and what we see in our pipeline - our large deal pipeline has improved from April 1 through now and of course some of the wins in the quarter - all of those things put together give us a level of comfort to raise this guidance from 7.5%-9.5% to 8.5%-10%. In terms of specific segments, you heard when Pravin shared the view on segments, those are what we see across different segments. On the narrowing of the band, our thought was - given we are one quarter into the year, as we increased the guidance, we felt it was perhaps more appropriate at this stage to narrow the band given what we were seeing.

Ankur Rudra

A question on your US or local graduate program globally, it has probably been almost three years now and you said you achieved your initial targets. Given that you probably have a lot of learnings about this program now, could you share what has been the experience here in terms of scalability of this type of supply, the kind of pricing, utilization, attrition, kind of parameters you get and also client acceptances specifically compared to your traditional model on site?

Ravi Kumar S

Yes, there have been quite a bit of learnings on how to hire, how to staff on programs and of course how to retain, and how do we create a trajectory to building a sustainable model for the future, partnerships with colleges to set the training up. Going beyond STEM, we actually went to liberal arts schools and design schools, which is new to us all across the world and then we started experimenting with community colleges as well, which is again new to us and to the industry. So it is an exhaustive list of learnings on how can we sharpen this model and continue to sustain it on a long-term.

Ankur Rudra

Could you add some color in terms of how scalable do you this is going forward and where does the pricing and utilization and attrition sit versus a traditional onsite and offshore supply models?

Ravi Kumar S

It is a scalable model. A percentage of our workforce can fit into a pyramid onsite and that is the learning. If we have to sustain and scale it further, we have to move work to our hubs, so that the work actually moves from a two-tier onsite-offshore to an onsite-near-shore-offshore model. As you are aware, we are also setting up our own training facility, which will help us to sustain this momentum on a long run. The key is the ability for us to retain is actually create a career path for them to continue with us on a long run, so that is broadly what it is. We do like 8 to 12 weeks of training as we hire from schools that can be optimized, we could further backward integrate in terms of the colleges we are hiring from. What we are doing with the designs schools is again new track which we are learning on. So effectively, I do not want to put a number on it but what I can actually say that the myth was that the pyramid has to be onsite offshore; and we kind of think now you could have a pyramid inside it which is only on-site and you could have school graduates who are in close proximity of the client especially when you have agile work coming your way. So, that is what I can tell you at a high level.

Moderator

Thank you. The next question is from the line of Sandeep Shah from CGS-CIMB. Please go ahead.

Sandeep Shah

Thanks for the opportunity and congrats on a good set of numbers. If I look at the last three quarters YoY pricing increase on a blended basis, it has been positive and despite no change in the onsite, actually onsite has gone down. So you believe, is it a mix led or Salil you believe that this is with improving contribution of digital, this could be a new tailwind, which to some extent, Nilanjan has also not mentioned in one of his positive levers?

Salil Parekh

From our perspective we see that as a very critical parameter. It is something that we think is a function of the factors that you mentioned, the mix and the capability and it is something that we are working on actively. We think it is something in the medium term, not immediately every quarter but in the medium term we think that can help us to sustain and potentially even expand our margin outlook.

Sandeep Shah

This is helpful Sir, a follow up in terms of order book, is it possible to break down the contribution from the Stater deal as well as Salil in the order book, do you believe the recent increase in the global tariff war or any impending Brexit is leading to any kind of scenario where you believe the order book traction may slow down in the coming quarters or you believe now the decision making is not getting impacted because of this and some comments on the pipeline if you can give some color on quantitative how QoQ and YoY in percentage term it has improved?

Salil Parekh

On the Stater, we have not stated externally the decoupling of the order book, and as Nilanjan shared with you in terms of the quarter the revenue and the YoY revenue impact that we have talked about. In terms of Brexit, we have seen today that our business in the UK has remained reasonably in good shape. We do not see any particular change in our business mix today. We think once all of these Brexit discussions settle down, we will start to see some acceleration, but we do not see any change or at least it is not something we have decoupled to make it something of a concern within our pipeline. The overall pipeline we have not shared the stat externally. I stated to give some color earlier that from April through now we have seen a good growth in the large deals pipeline that we have and that is part of the reason why we see some potentially increased traction in the coming quarters.

Moderator

Thank you. The next question is from the line of Jared Levine from Cowen. Please go ahead.

Jared Levine

I know you discussed prior the sequential drivers to the decline in margins, but can you talk about the YoY bucketing of the decline in operating margin please?

Nilanjan Roy

I think the big one, which we continue to mention which we said in the last call. The first is the increase in the comp-related cost over the year, which is about 210 odd basis points and this is a combination of the investments we have made, also in our sales force and that is something which we have ramped up. The other one is the impact of the higher subcon cost, which you have seen over the last year progressing, that is about 50 bps. The offset of that has been the rupee benefit about 40 basis points. We have got another benefit of the RPP, the realisation benefit, which is about 50 basis points and of course the special Q1 impact, which is 80 basis points on the higher visa cost because we did not have that many visas last year, so that is about 80 basis points, so that gives us the overall 320 BPS. If you see the QoQ, I think that is a more closer situation to understand where we came from and how we ended last year and what is our growth forward plan in terms of improving our margins to hit our guidance of 21%-23%.

Jared Levine

On digital, are there certain particular projects that are accounting for great share of the wins like IoT or cloud deployment - what is making up the mix of digital wins currently?

Salil Parekh

To share with you, we have five broad areas within digital that we have outlined over the last year or so. Two of those areas we believe are going to start to become very large businesses and we see a lot of traction in those areas. One of them is the area of Cloud. This is both cloud services, which are through our strategic partnerships with AWS, Azure and Google Cloud or with some of the SaaS leaders such as Salesforce or ServiceNow. Another very strong area for us is the area of data and analytics. Having said that, we also have strength in the other areas for example in the digital design and experience, in the area of cybersecurity and in the area of IoT. Each of these are seeing good traction, so there is no one that stands out but on the first two I mentioned, I think we’ll start to see good scale benefits from that as well.

Moderator

The next question is from the line of Ravi Menon from Elara Securities. Please go ahead.

Ravi Menon

Sir, if you just back out what we think is would be a five-year kind of contribution from Stater, it looks like your TCV is about 1.6 bn or so and then if you see that there are no other kind of re-badging deals in there. So, that should help margins going forward - would that be in your current view?

Salil Parekh

So, we have not decoupled large deals in the stats we have shared outside. What we are seeing in the large deals that Pravin shared the stat earlier, is net new and, in that sense, we feel good about how the margin profiles of those deals will evolve.

Ravi Menon

I think Nilanjan said in his comments earlier that that you are looking at the margins improving gradually over this year, so that is why I asked this. Secondly, are you worried at all about the attrition being a little high this quarter. So YoY it is slightly up, given the utilization is also inching up. Where do you think you will be comfortable over the utilization given the current levels of attrition?

Salil Parekh

Attrition is something that is an area of extreme attention for us. We want to make sure that we take all the actions that we need to take to make sure this is within a level that is comfortable for our business going forward. Having said that, in Q1 as Pravin has shared we have taken very strong measures and some of the attrition is involuntary attrition and some of the attrition in this stat is also for individuals who leave to go for graduate school or higher education and that is somewhat seasonal. If you look at our attrition stats, it takes all of our businesses into account, it is not just the IT services attrition. We have put in place a lot of measures to address the attrition in addition to making sure that there are hygiene factors. We are also focused on really driving the opportunities set for our employees to a broader base and that improves the value connection that employees will have with us and we think over the medium-term over the next few quarters that should start to see some impact.

Ravi Menon

You have spoken about how Stater will actually help you. Given the uncertainties about Brexit, this is something that you do see the mortgage market are still being attractive and are you seeing some interest and potentially some deals come through already?

Mohit Joshi

I should point out that Stater is primarily focused on the Dutch market and the Northern European market and not so much on the UK market. To that extent I don’t see Brexit as having an impact on Stater itself. The second is, we see a huge opportunity globally, not just in Europe in the entire mortgage servicing market but also the mortgage origination market. If you look at Europe for instance, in Germany 98% of all mortgages are currently being serviced by the banks themselves. We think that this number over time will move to what we see in the US where majority of the servicing is done by third-parties. Stater is the strongest and largest mortgage servicer in Europe. Stater is also building a significant front office with the origination capability and middle office with underwriting capability. So we think it will be a powerful proposition for us within Europe and the capabilities that we have, even if it is not the platform, the capabilities are applicable globally. So that is my perspective on the opportunities that we have.

Moderator

The next question is from the line of Parag Gupta from Morgan Stanley. Please go ahead.

Parag Gupta

Good evening and congratulations on a strong quarter. I had two questions firstly Salil, if you could just talk about the localization efforts in the US and you have done a commendable job in achieving your targets. Just wanted to understand, now that you got to a reasonable level that you had initially set out for, do you think that is good enough incrementally to start taking away some of the efforts involved from a subcontracting perspective or do you think that the skill sets are still very different and the subcontractors would still be required to meet the demand that you want over the last few quarters?

Salil Parekh

The localization work has indeed been positive and we are delighted with the progress it has made. However, it is the first step of a very long journey and we have plans in the medium-term on how we think our business model will evolve. In terms of subcon, here I think it is not so much and/or it is much more that both will exist. The skill sets that we see in the market today for which we are winning work, we have a tremendous capacity of those skill sets but there is always some demand which comes in where the fulfillment needs to be done on a relatively quick basis. We however have some operational levers that we are putting in place including localization as one of them that will help us to adjust the subcon usage. For example looking at ageing of subcontractors that can give us benefits again in the medium-term into our margin.

Parag Gupta

My other question was, my understanding for your margin guidance of 21% to 23% for this year was premised on the usual wage hike cycle that you have already set out on but given that your attrition rates are running high, is there a risk to your margin guidance if you have to go out for out of turn wage hikes, promotions or other incentives?

Salil Parekh

We are fully committed to our margin guidance. There will be a lot of business situations plus and minus but we will deliver our margin guidance.

Moderator

The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Congrats on the quarter and the order you received. Two questions from my end, if I strip out the Stater contribution, banking seems to have been a little soft. You spoke about the deal wins staying strong but we saw that in the last quarter as well. From a reported basis how should we see the banking level organically trends in the year, that is question number one. And two, what are the preconditions you are saying that really gets your attrition down to a more manageable number according to you?

Mohit Joshi

Let me address the first question on banking. I think it is not true that banking was soft even after excluding Stater but if you see the trend, in Q1 of last year, YoY CC growth [for Financial Services] was 2.5%. This climbed to 8.5% in Q4 and even excluding Stater it continued to climb in Q1. Obviously with Stater it was a significant double-digit growth. So it is not true that we had weakness in the quarter, even excluding Stater.

Diviya Nagarajan

First question, I was actually talking from a sequential basis.

Mohit Joshi

Yes, even sequentially, I can confirm that we had growth even excluding Stater.

Diviya Nagarajan

On the attrition, what are the three conditions under which you think your attrition will come under control? What do we need to see in terms of organizational metrics for you to come to, what does get you there to have more manageable numbers?

Pravin Rao

Historically, we have been comfortable with attrition in the range of 13% to 15%. These are during normal times when there are fewer disruptions but today we are living in an environment where there is a lot of technology disruptions happening. There is an increase in adoption of newer technology, there is shortage of skills. So to that extent, we are seeing a higher degree of attrition given the shortage of talent. So, as Salil and I had said earlier, there are many things we are doing to bring it down. A significant part of the attrition is at lower levels. So, during the current comp review we have hopefully addressed some of it. There are a lot of efforts we are doing in terms of increasing the engagement, increasing rewards, looking at high performers, creating more opportunities. Many initiatives are underway, and we are hopeful that over a period of time, it should come down. Eventually once things stabilize and once the talent gap minimizes, then we will probably go back to 13% to 15%. However, in the short-term, it will slightly be on the higher side.

Diviya Nagarajan

A quick followup to that, attrition being where it is and your first quarter margins outside the guidance range, could you give us a sense on which half of the guidance band would you be more comfortable with at this point in time, from a margin perceptive?

Salil Parekh

Our guidance is 21%-23%, so at this stage we are not further narrowing or segmenting that guidance.

Moderator

The next question is from the line of Joseph Foresi from Cantor Fitzgerald. Please go ahead.

Joseph Foresi

My first question is just around some of the market share. You have talked about this a little bit at the beginning of the call but maybe you could talk about any changes in your approach. What piece of your customer’s businesses are leaving some of your competitors and going to you and what you have strengthened to kind of strengthen your position in the end market?

Salil Parekh

The comment I had made there was with respect to the traction we have seen for our digital business. To give you an example, with Microsoft we have been named as their number one partner globally for this year. It is a shift in our capabilities on all of their products, so from Azure to Office 365 to all of the work place toolkit - our approach to driving that into enterprise space is something that is gaining traction. So, it is not so much taking away from another competitor, we think we are gaining market share in a space that is growing but our growth is higher than what the overall growth for that space is and we see similar type of traction in other elements of the five areas of the digital Pentagon. For example, we see that with some other SaaS players, we see that in a lot of agile development work that we are doing on different toolkits. We see that even for the work we are doing for S/4HANA so there are different places where we start to see more and more growth through those investments or capabilities that we are building or have built over the past.

Joseph Foresi

Then going back to Financial Services, we have seen a couple of different players have troubles with some of the banking budgets that they are dealing with at the big banks and then we have seen a lot of news about what is going on in Europe in the banking system, yet you have put up some really good numbers. So, maybe you could talk about your positioning in financial services and comment a little bit about some of those shaky budgets that we have seen at those big banks.

Mohit Joshi

I think, look it has been a mixed bag. We have seen some weaknesses obviously in the capital market space, both on the buy side and the sell side and you have seen some challenges in Europe. For us for this quarter, you know, we had continued to do quite well in Europe, but on the flip side, some other sides of the business like the consumer banking space, the commercial banking space, corporate banking, mortgages, I think these businesses are seeing good traction. I think as Salil mentioned, look for us it is a mix, right. We have obviously seen significant traction in the cloud space, in the entire digital transformation journey for banking, obviously the new centers that we are building out like the studio in Shoreditch are helping us engage with banks from a branch transformation perceptive, from a digital user experience perceptive. On the data space, obviously there is a huge focus on data monetization, data mining. Banks are starting to move to the cloud and there obviously is a significant revenue opportunity for us. So, I would say it is a mixed bag right. You have certain areas of the sector where you have some weaknesses, including the life and health insurance business but other sides of the business, the traditional consumer businesses, the traditional corporate banking and transaction businesses are seeing a lot of investment. Finally, from our perceptive, I think there are two other pieces that are helping us from a growth and a mind share perceptive. The first is that we have a very powerful product business in Finacle and Finacle is obviously gaining significant traction globally. We had a great quarter in terms of TCV bookings, expansion in North America and expansion in the European markets. So that is one unique differentiator for us given the strength of the product and the renewed interest in digital engagement, the renewed interest in omnichannel hubs. And the second piece, I will point out is the new Stater acquisition. As I have previously mentioned in response to another question, we are really building out sub-sectoral capability in a fairly significant way and specifically for the mortgages space and mortgages really are the largest revenue line for our banking clients. The fact that we are building out significant mortgage front to back capability, is another example of a unique differentiator.

Joseph Foresi

Sorry, I am trying to sneak one more in because it builds on what you are saying. Are you taking market share in the US from companies like FIS and Fiserv, how are you getting traction there and with the lower margin profile, do you feel like you are more competitive in the pricing environment?

Mohit Joshi

If you look at the US space more broadly, I think growth in the US in financial services has been very strong for us. Most of the time, you know, FIS and us, we do not really compete in the same spaces and so I do not think they is a significant source of market share gain for us.

Moderator

The next question is from the line of Ashish Chopra from Motilal Oswal Securities. Please go ahead.

Ashish Chopra

Thanks for the opportunity and congratulations on a good quarter. Firstly, may be Nilanjan if you could take this on the wage hikes impact in this quarter, the impact was I think close to 60 bps is what you said and in the media comments you also mentioned that there was deferral of wage hikes for certain bottom of the pyramid employees as well into the next quarter, but typically we have seen the second quarter wage hike impact being lower, is it expected to be on similar lines or different this time around?

Nilanjan Roy

Like Pravin had also said, I think we also have a staggered impact of wage hikes. Some portion of the wage hikes was deferred but like as I said, that is built into what we are seeing as a projection for the rest of the year. So, I do not think there is anything unusual or aberration in that.

Ashish Chopra

Secondly Pravin as far as the net new share is concerned, I would be assuming that Stater would be entirely in the net new and the percentages would be different if we were to exclude the Stater?

Pravin Rao

Yes, Stater would be entirely net new.

Ashish Chopra

Just lastly from my side I think towards the end of the quarter you had announced a partnership with Pan American Life Insurance Group on the policy administration side, so if you could throw some light on the nature of that deal and we have seen your peer announce a lot of deals on the insurance platform of much large sizes in nature, so wanted to know if this would actually compare into similar space?

Mohit Joshi

I think we are seeing a huge interest and this is true for our peer group as well. As you look at the life insurance and annuity business there is a significant amount of interest in using third party processors in making sure that the closed book at least is being done by a more efficient processor. In reality what has historically been more of a processing business, now there is a lot of interest in delivering better user experience - more of a front-end transformation piece and we feel that this is an area which will see significant growth. We are fairly optimistic about the McCamish platform that we have. We have also modernized it significantly and there are significant deals that we are seeing in the pipeline, which will allow us to build on the growth that is being seen in the market place.

Moderator

The next question is from the line Sandeep Agarwal from Edelweiss. Please go ahead.

Sandip Agarwal

Thanks for taking my question and congratulations to the management team for an excellent quarter. So a couple of questions Salil and Pravin from my side; first on the digital side we are growing at 40%-42% and our proportion is continuously rising. I understand that the business has changed and it is not fair to chip apart the growth rates and understand, but just wanted a little bit of clarification on this side the way we are growing and the way our order book clearly is tilted towards the newer technologies are we going to see a phase where the leakage from the non-digital piece will come to a halt and that will lead us to a much higher growth than we are seeing structurally going forward. Although you know the size obviously is a concern and I am not asking for the specific guidance, but I am just trying to understand whether the growing proportion of digital will lead to a structurally better growth going forward? Second question when you meet your client what is your sense how much they have penetrated in terms of spending on the digital. Is it an early stage or is it a little bit in the middle phase or how do you foresee that? Another question, which I had, was on the attrition side. We have generally seen that when you have two, three and four good quarters then the attrition rate should come off and I have seen that in the last four to five quarters tremendous amount of effort has been made both on the hike and the promotion side and also to some extent I think the stock option side and still we are not seeing any kind of control on the attrition number, in fact, they are worsening. So my concern is that is there a substantial portion of involuntary piece in this or do you think the voluntary piece is still high. I am not asking specifically for this quarter because if this continues then our dependence on external resource will not come down and subcon cost may remain elevated, which may not allow us to beat top end of our margin anytime soon. Thank you.

Salil Parekh

There are several points that you shared - starting with the structural piece. We have a view on the digital addressable market and the growth rate. We will update it in the coming quarters when we have another session for our analysts. If you recall, it is about $160 mn market growing at 15% so that is the piece that we are investing in and we see some traction. On what you talk about and what we define as core services, we have not declared the growth rate, but I think the market view is a variable. If you look at what’s with the third-party agencies that have a lot of data like Gartner and others, and it is fair to say that that market has a more challenged growth environment today. In that context we have developed a strategic approach and that is what we are executing to. We have a view on where this might go medium term but we have not actually shared any of that externally. We think the way we are driving this, for example the 12.4% growth in Q1, that is a good indication of what are the sort of things possible when many things come together in a fortuitous way for us in a quarter.

In terms of attrition, we have talked about operational efficiency and we have now more and more intense focus on involuntary attrition as well. There has been some element of what is termed as seasonal because of higher education and when you start to strip that out, we see the attrition numbers, while not improving they are stable and so we still have work to do to make sure they start to trend down.

Moderator

Thank you. Ladies and gentlemen that was the last question for today. I now hand over the conference to the management for their closing comments. Over to you!

Sandeep Mahindroo

We would like to thank everyone for joining us on this call today. We look forward to talking to you again. Have a good weekend ahead.

Moderator

Thank you very much Sir. Ladies and gentleman on behalf of Infosys that concludes this conference call. Thank you for joining us. You many now disconnect your lines.